March 5, 2019

Richard S. Lindahl
Executive Vice President and Chief Financial Officer
Emergent BioSolutions Inc.
400 Professional Drive
Suite 400
Gaithersburg, MD 20879

       Re: Emergent BioSolutions Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 23, 2018
           File No. 001-33137

Dear Mr. Lindahl:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance